ANNUAL INFORMATION FORM

FOR THE YEAR ENDED FEBRUARY 28, 2007

DATED MAY 29, 2007

This Annual Information Form provides you with information about Virginia Mines Inc. as of February 28, 2007.

Annual Information Form, May 29, 2007
Virginia Mines Inc.

TABLE OF CONTENTS

Page

GLOSSARY TERMS
ITEM I – CORPORATE STRUCTURE
1.1 Name and Incorporation.
1.2 Intercorporate Relationships
ITEM II – GENERAL DEVELOPMENT OF THE BUSINESS
2.1 Three-year History
2.2 Significant Acquisitions
ITEM III – DESCRIPTION OF THE BUSINESS
3.1 The Coulon J/V Property
3.2 The Corvet Est Property
3.3 The Poste Lemoyne Extension Property
ITEM IV – DIVIDEND
ITEM V – CAPITAL STRUCTURE
ITEM VI – STOCK MARKET FOR THE TRADING OF SHARES
 ITEM VII – ESCROWED SHARES
ITEM VIII – RISK FACTORS
8.1 Industry Conditions
8.2 Regulatory Matters
8.3 Permits, Licences and Approvals
8.4 Title to Property
8.5 Competition
8.6 Dependence on Management
8.7 Conflicts of Interest
8.8 Commercialization
8.9 Uninsured Hazards
8.10 Land Claims
ITEM IX – DIRECTORS AND OFFICERS
9.1 Biographical Notes
9.2 Corporate Cease Trading or Bankruptcies
9.3 Penalties or Sanctions
9.4 Personal Bankruptcies
9.5 Conflicts of Interest
ITEM X – PROMOTERS
ITEM XI – AUDIT COMMITTEE INFORMATION
11.1 The Audit Committee Charter
11.2 Composition of the Audit Committee
11.3 Relevant Education Experience
11.4 Reliance on Certain Exemptions
11.5 External Auditor Service Fees
ITEM XII – LEGAL PROCEEDINGS
ITEM XIII – INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
ITEM XIV – REGISTRAR AND TRANSFER AGENT
ITEM XV – MATERIAL CONTRACTS
ITEM XVI – ADDITIONAL INFORMATION
SCHEDULE A: AUDIT COMMITTEE CHARTER

III 1 1 1 1 1 4 4 4 6 8 11 11 11 11 11 11 12 12 12 13 13 13 13 13 13 13 14 15 16 16 16 16 16 16 16 17 17 17 17 17 18 18 18 19

GLOSSARY TERMS
The following is a glossary of terms used in this annual information form.

Term	Description
"Ag"	Chemical symbol for silver.
"alteration"	Any change in the mineralogic composition of a rock that is brought about by physical or chemical means.
"amphibolite facies"	Said of metamorphic rocks formed under moderate to high pressure and temperatures of 450 to 700 degrees C.
"anomaly"	Geochemical and geophysical data, which deviates from regularity.
"Archean"	Oldest rocks of the Precambrian Era, older than about 2,400 million years.
"arsenic"	Mineral with the chemical symbol As. Naative element occurring in grey masses.
"arsenopyrite"	Iron-arsenic sulphide, FeAsS.
"As"	Chemical symbol for the mineral arsenic.
"assay"	Analysis to determine the presence, absence or quantity of one or more chemical components.
"Au"	Chemical symbol for the metallic element gold.
"auriferous"	Containing gold.
"basalt"	Dark coloured, fine-grained usually extrusive igneous rock (volcanic) composed mainly of feldspar and pyroxene.
"base metal"

Metal, such as copper, lead, nickel, zinc or cobalt, of comparatively low value and relatively inferior in certain properties (such as resistance to corrosion) compared to noble metals such as gold, silver or platinum.

"basement"	Igneous and metamorphic crust of the earth, underlying sedimentary rocks.
"basic"	Igneous rock having relatively low silica content.
"biotite"	Generally dark coloured iron, magnesium and potassium rich mica.
"block"	Regional geological unit containing rocks of similar age.
"breccia"	Rock fragmented into angular components.
"channel sampling"	Gathering a sample by cutting a channel a few centimetres wide and more than one-half centimetre deep along a surface.
"Cobalt"	A white metal, alloying element used in tool, magnet and heat resisting steels. Together with tungsten and molybdenum, cobalt is used to form the super high speed steels.
"conductor"	Geophysical characteristic by which an electric current can be generated through an electrical charge or an electromagnetic field.
"conglomerate"	Coarse-grained sedimentary rock composed of fragments greater than 2 millimetres (pebbles, cobbles, boulders).
"copper"	Metallic element with the chemical symbol Cu.
"Cu"	Chemical symbol for the metallic element copper.
"diamond (drill) hole"	A method of obtaining a cylindrical core of rock by drill with a diamond set or diamond impregnated bit.
"dyke"	Tabular body of igneous rock crosscutting the host strata at a high angle.
"EM"	Electromagnetic.
"extrusive"	Pertaining to igneous rocks ejected at the surface of the earth.
"facies"	Characteristics of a rock body or part of a rock body that differentiate it from others as in appearance, composition, etc.
"fault"	A fracture in a rock along which there has been relative movement either vertically or horizontally.
"Fe"	Chemical symbol for the metallic element iron.
"feldspar"	A group of common aluminosilicate minerals.
"feldspathic"	Containing feldspar as a principal ingredient.
"felsic"	Igneous rock composed principally of feldspars and quartz.
"fold"	Bend in strata or any planar structure.
"formation"	Body of rock identified by lithological characteristics and stratigraphic position.
"g/t"	Grams per tonne.
"gabbro"	Coarse grained mafic intrusive rock composed mainly of plagioclase and pyroxene.
"geochemical survey"	Measure of the abundance of different elements in rock, soil, water etc.
"geochemistry"	Study of variation of chemical elements in rocks or soil.
"geophysics"	Study of the earth by quantitative physical methods.
"gneiss"	Foliated metamorphic rock characterized by alternating bands of light and dark minerals.
"gold"	Metallic element with the chemical symbol Au.
"granite"	Medium to coarse-grained felsic intrusive rock.
"greenstone"	Field term for metamorphosed mafic and ultramafic igneous rocks.
"greenstone belt"	Elongated belts in Archean terrain characterized by major zones of greenstones.
"group"	A number of contiguous or associated formations having significant lithologic features in common.
"hectare"	Square of 100 metres by 100 metres.
"horizon"	A defined layer within a stratigraphic sequence, which has unique characteristics distinguishing it from the rest of the sequence.
"igneous"	Rock or material, which solidified from molten material.
"interbedded"	Having beds lying between other beds with different characteristics.
"intrusive"	Said of an igneous rock that invades older rocks.
"IP (induced polarization)"	The production of change in double-layer density of charge brought about by application of an electric or magnetic field.
"lava"	Fluid rock such as that which issues from a volcano or fissure in the earth's surface.
"lens"

A geologic deposit that is thick in the middle and converges toward the edges, resembling a convex lens; an irregularly shaped formation consisting of a porous, permeable sedimentary deposit surrounded by impermeable rock.

"line cutting"	Technique consisting of making corridors of equal spacing on the ground to have a precise reference of the location of a specific area.
"mafic"	Descriptive of rocks composed dominantly of magnesium and iron forming silicates.
"magmatic"	Of magma (liquid or molten rock deep in the earth, which on cooling solidifies to produce igneous rock).
"magnetic survey"	Geophysical technique which measures variations in the earth's magnetic field caused by variations in rock type of geological structures.
"magnetometry"	Measurement of magnetic forces, especially of the earth's magnetic field.
"massive deposit"	Deposit that contains a very high percentage of a mineral or minerals and usually has an irregular to compact shape.
"MEP"	Mineral Exploration Permit.
"mineralization"	The concentration of metals and their chemical compounds within a body of rock.
"Mo"	Chemical symbol for the element molybdenum.
"Ni"	Chemical symbol for the metallic element nickel.
"NSR"	Net Smelter Royalty – Royalty based on the actual gold sale price received less the cost of refining at an off-site refinery.
"ore"	Rock containing mineral(s) or metals that can be economically extracted.
"ore body"	A solid and fairly continuous mass of ore.
"outcrop"	An exposure of bedrock at the surface.
"Pb"	Chemical symbol for the metallic element lead.
"PGE"	Abbreviation for platinum group elements.
"plutonic/pluton"	Rocks formed at depth and high pressures.
"pyrite"	Iron sulphide (FeS2).
"pyrrhotite"	A magnetic iron sulphide material.
"reconnaissance"	A general examination or survey of a region with reference to its main features, usually as a preliminary to a more detailed survey.
"silicified"	Said of a rock in which the original rock minerals have been replaced by silica.
"SOQUEM"	A Québec Crown Corporation.
"stringer"	A very small vein either independent or occurring as a branch of a larger vein; also known as string.
"sulphide"	A group of minerals in which one or more metals are found in combination with sulphide.
"till"

Unsorted and unstratified drift consisting of a heterogeneous mixture of clay, sand, gravel, and boulders which is deposited by and underneath a glacier; also known as boulder clay, glacial till and icelaid drift.

"tonalite"	Quartz diorite; a group of plutonic rocks having the composition of diorite but with large amounts of quartz (greater than 20%); also known as quartz-bearing diorite.
"tonne"	Metric unit of weight equivalent to volume multiplied by specific gravity, equivalent to 1.102 tons.
"traverse"	Line of survey or sampling across a thin section of a geological region.
"trenching"	The act of blasting or digging through overburden/outcrop to attend fresh outcrop for mapping and sampling.
"troctolite"	A gabbro composed principally of calcic plagioclase and olivine, with no pyroxene; also known as forellenstein.
"tuff"	A rock formed of compacted volcanic fragments, generally less than 4 millimetres in diameter.
"U"	Chemical symbol for the metallic element uranium.
"ultramafic"	Descriptive of igneous rock containing virtually no quartz or feldspar and composed mainly of olivine and pyroxene.
"volcanic"	Descriptive of rocks originating from volcanic activity.
"volcanogenic"	Formed by processes directly connected with volcanism.
"volcano-sedimentary"	Type of rock involved simultaneously in a volcanic and a sedimentary activity.
"wacke"	Sandstone composed of a mixture of angular and unsorted or poorly sorted fragments of minerals and rocks and an abundant matrix of clay and fine silt.
"Zn"	Chemical symbol for the metallic element zinc.

ITEM I – CORPORATE STRUCTURE

1.1 Name and Incorporation.

Virginia Mines Inc. (the “Company”) was incorporated on November 30, 2005, under de CBCA and is the result of the transaction between Goldcorp Inc. and Virginia Gold Mines Inc. (see press release of April 3, 2006, available on www.sedar.com) that is itself the result of an amalgamation of Exploration Diabior Inc. (“Diabior”) and Virginia Gold Mines Inc. (“Old Virginia”) (collectively the “Predecessor Companies”) as of June 1, 1996.

The registered and head office of the Company is located at 116, rue St-Pierre, bureau 200, Québec, QC G1K 4A7.

1.2 Intercorporate Relationships

The Company does not own any subsidiaries.

ITEM II – GENERAL DEVELOPMENT OF THE BUSINESS

The Company’s activities consist mainly in acquisition, exploration, development and eventually exploitation of mining exploration properties. Exploring mining properties was the Company’s principal business. In this regard, the Company was called upon to enter into different agreements specific to the mining industry such as the purchase or option to purchase mining exploration properties and joint venture agreements. The Company is not currently operating any mines.

2.1 Three-year History

NOTE – Information from the March 2005 to February 2006 period and from the June 2004 to February 2005 are those of Virginia Gold Mines Inc. For more clarity and to avoid confusion, it is to note that Virginia Gold Mines Inc. and Virginia Mines Inc. are referred to as “Virginia” and “the Company” respectively.

2.1.1 For the fiscal year March 2006 – February 2007

In December 2005, Virginia announced the signing of a very important agreement with Goldcorp Inc. (“Goldcorp”) with a view to acquire from Virginia the Éléonore gold property in a friendly transaction. On March 24, 2006, the shareholders of Virginia approved a plan of arrangement (effective on March 31, 2006) involving Goldcorp, the Company and Virginia. Each shareholder of Virginia received 0.5 share of the Company and 0.4 share of Goldcorp for each share of Virginia. In addition, Virginia transferred to the Company all the assets not related to the Éléonore property. The Company also assumed the liabilities not related to the Éléonore property as well as a 2% sliding-scale production royalty on Virginia’s Éléonore property.

Further to the closing of the arrangement, the Coulon J/V, Corvet Est and Poste Lemoyne Extension projects, all located in the James Bay region, have become the most important exploration projects of the Company for the fiscal year 2006-2007. On April 10, 2006, the Company entered into an important agreement with Breakwater Resources Ltd. (“Breakwater”) on the Coulon J/V project. According to the agreement, Breakwater has the option to acquire a 50% interest in the property in consideration of $6.5 million in exploration work to be carried out in the next eight years and payments totalling $180,000. The Company will be the operator. Exploration expenditures incurred by Breakwater totalled $1,697,243 during the fiscal year 2006-2007. The exploration program carried out during that period included eight diamond drill holes, heliborne (Emosquito), ground (InfiniTEM) and borehole Pulse-EM geophysical surveys, as well as prospecting and geological mapping.

he Company was also very active on the Corvet Est project with its partner Goldcorp (formerly Placer Dome (CLA) Ltd.) who invested $1,262,624 in exploration work during the current period to conduct a mapping and diamond drilling program. During the same period, the Company was also active on its Poste Lemoyne Extension project where it carried out a drilling program (11 holes) to mainly test in more detail the already known gold zones: Orfée and Orfée Est. The Company spent $641,905 on this project during fiscal 2006-2007.

In addition to the signing of the Breakwater agreement on the Coulon J/V project, the Company was successful in developing many new partnerships during the fiscal year 2006-2007. Indeed, the Company signed in April 2006 an agreement with Alexandria Minerals Company (“Alexandria”) pursuant to which Alexandria will acquire a 100% interest in 13 claims located near the former Stabell mine in the Val-d’Or region for a consideration consisting of $15,000 in cash and the issuance of 1,000,000 shares from its capital stock in favour of the Company, which shall retain a royalty to be determined according to the gold price. The shares were issued and the cash payment received.

The Company announced in May 2006 the signing of an agreement with Uranium Star Company (“Uranium Star” ─ formerly Yukon Resources Company) pursuant to which Uranium Star has the option to acquire a 75% undivided interest in the Sagar property located in the Labrador Trough, Northern Quebec. In consideration, Uranium Star had to issue 2,000,000 shares and 2,000,000 warrants of its capital stock and incur exploration expenditures of $2,000,000 on the property by August 2008. Furthermore, Uranium Star acquired the Company’s remaining 25% interest in the Sagar property in consideration of 1,000,000 shares and 1,000,000 warrants from Uranium Star’s capital-stock. Once Uranium Star has acquired its 100% interest in the property, the Company shall retain a 1.5% royalty (NSR) and will also keeps a 51% back-in right in any gold discovery with a 43-101 indicated resource of no less than 500,000 ounces.

In June 2006, the Company entered into agreement with Fonds d’exploration minière du Nunavik (“FEMN”) to explore, in partnership on an equal participation, various properties located in Quebec’s Great North.

Also in June 2006, the Company announced the signing of an agreement with Billiton Resources Canada Inc. (“Billiton”) pursuant to which the Company has the option to acquire Billiton’s 50% interest in the Lac Gayot property in consideration of the issuance of 600,000 shares of Virginia in favour of Billiton. Billiton shall retain a 1% royalty (NSR). The Company will then have a 100% interest in the project. The Company acquired Billiton’s interest in the current period.

In September 2006, the Company announced that it entered into agreement with MacDonald Mines Ltd. (“MacDonald Mines”) on the LG 3.5 project, located in the James Bay region in the province of Québec. In accordance with the agreement, MacDonald Mines has the option to acquire a 50% interest in the property for a consideration consisting of exploration work totalling $1.2 million and cash payments totalling $40,000 over a five-year period. The Company will be the operator.

Also in the fall of 2006, the Company signed an agreement with Eloro Resources Ltd. (“Eloro”) on the La Grande Nord property pursuant to which Eloro has the option to acquire a 50% interest in the property for a consideration consisting of exploration work totalling $1 million to be carried out over a five-year period and payments totalling $50,000 to be paid, at Eloro’s discretion, either in cash or in common shares of Eloro. Eloro will be the operator during the option period and the Company will become the operator afterwards.

2.1.2 For the fiscal year March 2005 – February 2006

The Éléonore project remained by far the major exploration project of Virginia during the fiscal year 2005-2006 with exploration expenditures totalling $15,188,342. From March 2005 to December 2005 Virginia pursued its economic evaluation of the Roberto system through an extensive exploration program that included 53,000 metres of diamond drilling, MAG and IP surveys as well as geological mapping and mechanical stripping. This work program allowed the confirmation of the Roberto system over 1.9 kilometre laterally and to a vertical depth of 900 metres. The system remains open in its lateral extensions and at depth.

On December 4, 2005, Virginia and Goldcorp executed a letter of agreement regarding the acquisition of the Éléonore gold property in a friendly transaction, whereby Goldcorp acquired pursuant to a plan of arrangement all of the issued and outstanding shares of Virginia. Under the arrangement, each Virginia shareholder received 0.4 of a Goldcorp common share and 0.5 of a share of the Company for each issued Virginia share. Virginia also transferred to the Company all assets not related to the Éléonore property at fair market value for a consideration consisting of the issuance of shares by the Company and the assumption by the Company of the liabilities not related to the Éléonore property and a 2% sliding-scale royalty on the Éléonore property. Following the announcement of the transaction the exploration program resumed gradually in January 2006 on the property and the Company supervised the work on behalf of Goldcorp during the transition period.

On May 6, 2005, Virginia entered into an agreement on the Corvet Est project with former Placer Dome (CLA) Limited that since has been acquired by Goldcorp. Pursuant to this agreement Goldcorp has the option to earn a 50% undivided interest in the Corvet Est Property and the Lac Eade Property in consideration for:

(i) Option payments totalling $90,000 on or before the second anniversary of the agreement ($25,000 received by Virginia in May 2005); and

(ii) Exploration expenditures totalling $4,000,000 before the 5 th anniversary of the agreement.

On October 28, 2005, Virginia entered into agreement with GlobeStar Mining Company (“GlobeStar”) on the Poste Lemoyne Extension Property. Pursuant to this agreement, Virginia acquired TGW Company Inc.’s (“TGW”), a subsidiary of GlobeStar, a 50% undivided interest in the Poste Lemoyne Property in consideration for the issuance of 160,000 common shares of Virginia and a 1% Net Smelter Return, half of which is redeemable in consideration for a sum of $500,000.

Virginia also announced in May 2005 the execution of an agreement with Augyva Mining Resources with regards to the sale by Virginia of an iron-ore property called Lac Duncan. Pursuant to this agreement, Augyva acquired a 100% interest in the property in consideration for the issuance to Virginia of 1.5 million shares of Augyva. Virginia also retained several royalties.

During the fiscal year period, Falconbridge Limited (“Falconbridge”) withdrawn from the agreement signed in June 2004 by its predecessor Noranda Inc. (“Noranda”), which was granted the option to acquire a 50% participating interest in the Coulon J/V property. Consequently, Virginia retained a 100% interest in the Coulon J/V property.

2.1.3 For the Fiscal Year June 2004 – February 2005

The Éléonore project became in 2004 Virginia’s key project with the discovery of the Roberto Zone. During the course of the fiscal year 2004-2005, Virginia spent on this project $4,760,762 in exploration expenditures that included geological mapping, sampling and mechanical stripping, geophysical surveys as well as an important diamond-drilling program to test the extensions of the Roberto and Roberto Est zones and other exploration targets.

In June 2004, Virginia entered into agreement with Noranda on its Coulon project. According to the agreement, Noranda has the option to earn a 50% interest in the property in consideration for $8 million in exploration work over seven years and payments totalling $250,000. An exploration program, carried out in the summer of 2004, yielded very interesting results. Noranda already invested nearly $1.3 million in exploration work on this project. Falconbridge, after acquiring Noranda, ended the agreement on May 28, 2005.

Virginia was also very active in 2004-2005 on its Corvet Est property, with exploration expenditures totalling $1,246,392, which mainly covered an important exploration program in the summer of 2004. Despite very good results, Virginia slowed down its activities on this project to concentrate on its Éléonore project.

2.2 Significant Acquisitions

The Company has not completed any significant acquisition during the fiscal year ended February 28, 2007 within the meaning of National Instrument 51-102 on continuous disclosure obligations ( Quebec).

ITEM III – Description of the Business

As at February 28, 2007, the most material properties of the Company were the following:

3.1 The Coulon J/V Property

3.1.1 Description and Location of Property

 The Coulon J/V property is located 55 kilometres NNE of the Fontanges Airport operated by Hydro-Québec, in the Caniapiscau area, about 700 kilometres to the ENE of Matagami in the James Bay region of the province of Québec. The Coulon J/V property consists of 598 claims covering a surface area of 29,548 hectares (approximately 295 km 2). The camp is centred at UTM coordinates (NAD 27, Zone 19) 356290 E 6057960 N, around 15 kilometres north of Fontanges Airport.

The Coulon J/V project is wholly owned by the Company. Under the terms of an agreement signed on April 10, 2006, Breakwater Resources has an exclusive right to exercise an option to earn a 50% interest in the Coulon JV project in return for $6.5 million in exploration expenditures and $180,000 in cash payments over an eight-year period. The Company will be the operator of the project for this period.

3.1.2 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The property is accessible by gravelled road all the year round. The topography of the property is relatively rippled with altitudes varying from 420 to 580 metres. Hydrography is made up of several large lakes but no major rivers. Vegetation is typically taïga with vast forests and barren mountaintops. In general, there’s no snow on the ground and lakes are not frozen between June and October.

3.1.3 History

The area of the Coulon J/V property appears not to have been the object of important exploration work in the past, except for a program of exploration for uranium (carried out in 1977 by the SDBJ (Société de développement de la Baie James) SERU Nucléaire Canada Ltd. tandem.

3.1.4 Geological Setting

The Coulon J/V project lies at the junction of four lithotectonic domains: the La Grande, Ashuanipi, Minto and Bienville Archean sub-provinces. The region is part of the Goudalie-La Grande assemblage. The sector is dominated by intrusions of tonalite and granite, which are hosts to several kilometric to decakilometric Archean volcano-sedimentary belts (ex. Venus, Charras, Marylin, Pitaval, Coulon). Most of these belts contain basalts and felsic tuffs but ultramafic lavas are also present and particularly abundant in the Venus, Marilyn, and Charras belts.

The most frequent lithostratigraphic assemblages seen on the Coulon J/V property include the Brésolles Suite, the Gayot Complex, and the Aubert Formation. The Brésolles Suite consists mainly of foliated tonalitic gneisses representing the basement. The Gayot Complex is dominated by metabasalts with lesser quantities of metasediments, pyroclastites, and iron formations. The Aubert Formation extends in a NS direction to the Fontanges Airport, up to the Vaujours fault, tens of kilometres further north. It includes polygenic conglomerates, metamorphosed felsic volcanics and hornblende-biotite paragneiss.

For more details on the geological setting, the reader is referred to the 43-101 technical report entitled “ Summer and Fall 2006 Drilling and Reconnaissance Program, Coulon Project, Québec VIRGINIA MINES INC., January 2007 ” , prepared by Mathieu Savard, B.Sc., P. Geo. (Virginia Mines Inc.), Jérôme

Lavoie, B.Sc., P. Eng., Louis Grenier, B.SC., Jr. Eng. and Paul Archer, M.Sc., P. Eng. (Virginia Mines Inc.), filed on February 9, 2007, by the Company and available on SEDAR (www.sedar.com).

3.1.5 Exploration and Drilling

Exploration on the Coulon J/V property is a result of a regional reconnaissance survey carried out by Virginia in the summer of 2003 that had outlined many new interesting polymetallic showings within the Coulon and Pitaval Archean volcanic belts. Subsequent work including airborne and ground Mag-EM surveys as well as three drilling campaigns carried out in the winter and summer of 2004 and in the winter of 2005 led to the discovery of three significant volcanogenic sulphide lenses within the DOM and DOM NORD areas. These lenses returned values of up to 15.39% Zn, 3.12% Pb, 117 g/t Ag and 0.46% Cu over 10.5 metres (lens 16-17), 2.91% Zn, 1.12% Cu, 34.25 g/t Ag and 0.3 g/t Au over 21.8 metres (lens 9-25) and 12.65% Zn, 1.36% Cu, 1.54% Pb, 125 g/t Ag and 0.3  g/t Au over 4.70 metres (lens 08).

The new exploration program carried out during the summer and fall of 2006 included eight diamond drill holes totalling 2586 metres, heliborne (Emosquito), ground (InfiniTEM) and borehole Pulse-EM geophysical surveys, as well as prospecting and geological mapping. This work led to the discovery of two new important polymetallic lenses ( lenses 43 and 44), bringing the total of known lenses to five, and confirmed the vertical continuity of lens 9-25 to a depth of 365 metres .

Lens 43 has returned 4.49% Zn; 1.37% Pb; 59.20 g/t Ag and 0.60 % Cu over 3.50 metres and is located 1.5 kilometre to the west of lens 16-17. It was discovered by drillhole CN-06-43 that was testing an infiniTEM anomaly outlined during the summer of 2006. Lens 44 was discovered by drillhole CN-06-44 and is located 400 metres south of lens 08. Lens 44 returned values of 3.08% Zn; 1.53% Cu; 22.06 g/t Ag; 0.21 g/t Au over 11 metres. Moreover, lens 9-25 was extended to a vertical depth of 365 metres by drillhole CN-06-38 that intersected values of 7.54% Zn; 1.69% Cu; 0.37% Pb; 43.64 g/t Ag and 0.13 g/t Au over 20.64 metres including values of 11.09% Zn; 1.76% Cu; 0.07% Pb; 31.52 g/t Ag and 0.09 g/t Au over 11.14 metres.

Furthermore, recent work also brought to light several other priority targets on the property. Prospecting work performed during the summer outlined a new boulder field that extends over 300m x 50m on the south-west portion of the main grid, 1.5 kilometre down-ice from the new lens 43. These boulders are constituted of altered mineralized zones and returned values of 0.15% to 3.63% Cu, 7.0 g/t to 284 g/t Ag, 0.1 to 7.13% Zn, 0.1 g/t to 0.908 g/t Au and traces to 5.27% Pb. This boulder field is 1.5 kilometre down ice (south-west) from the newly discovered area of lens 43. Mapping also identified two new altered felsic volcanic outcrops (sillimanite-biotite) with chalcopyrite stringers in the north-east corner of the main grid. Grab samples taken on these two outcrops 350 metres apart returned values of 0.63% Zn, 0.46% Cu, 3.3 g/t Ag and 0.10 g/t Au in one case and 0.65% Cu, 7.9 g/t Ag and 0.13 g/t Au in the other case. Finally the Mag-EM heliborne survey covering the presumed extension of the fertile volcanic sequence to the west detected many new interesting conductors. The geological reconnaissance conducted in the area confirmed the presence of favourable felsic rocks of which some show a high degree of alteration. Furthermore a rusty erratic boulder discovered in the area returned a value of 3.62% Zn.

For more details on the geological setting, the reader is referred to the 43-101 technical report entitled “ Summer and Fall 2006 Drilling and Reconnaissance Program, Coulon Project, QuébecVIRGINIA MINES INC., January 2007 ” prepared by Mathieu Savard, B.Sc., P. Geo. (Virginia Mines Inc.), Jérôme Lavoie, B.Sc., P. Eng., Louis Grenier, B.SC., Jr. Eng. and Paul Archer, M.Sc., P. Eng. (Virginia Mines Inc.), filed on February 9, 2007, by the Company and available on SEDAR (www.sedar.com).

3.1.6 Mineralization

The mineralization found in DOM and DOM NORD sectors was already summarized in the previous section. Other less important showings but of similar nature were also outlined within the favourable volcanic sequence.

For more details on the geological setting, the reader is referred to the 43-101 technical report entitled “ Summer and Fall 2006 Drilling and Reconnaissance Program, Coulon Project, Québec,VIRGINIA

MINES INC., January 2007 ” prepared by Mathieu Savard, B.Sc., P. Geo. (Virginia Mines Inc.), Jérôme Lavoie, B.Sc., P. Eng., Louis Grenier, B.SC., Jr. Eng. and Paul Archer, M.Sc., P. Eng. (Virginia Mines Inc.), filed on February 9, 2007, by the Company and available on SEDAR (www.sedar.com).

3.1.7 Sampling and analysis

Samples were collected and processed by personnel contracted by the Company. They were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed. All samples were shipped to the ALS Chemex sample preparation facility; however they were initially stored at the camp in unlocked facilities. Storing in lock facilities was deemed unnecessary by the Company due to remote camp locations. Bags remained sealed until the ALS Chemex personal open them.

For more details on the geological setting, the reader is referred to the 43-101 technical report entitled “ Summer and Fall 2006 Drilling and Reconnaissance Program, Coulon Project, Québec,VIRGINIA MINES INC., January 2007 ” prepared by Mathieu Savard, B.Sc., P. Geo. (Virginia Mines Inc.), Jérôme Lavoie, B.Sc., P. Eng., Louis Grenier, B.SC., Jr. Eng. and Paul Archer, M.Sc., P. Eng. (Virginia Mines Inc.), filed on February 9, 2007, by the Company and available on SEDAR (www.sedar.com).

3.1.8 Exploration and development

The Company is very much encouraged by the results of the 2006 work program and is planning a new program for the winter of 2007, which will consist of geophysical surveys and diamond drilling. A second drill will be mobilized on the project in order to accelerate the exploration work.

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ending February 28, 2006 : $35,865

- For the fiscal year ending February 28, 2007: $1,697,243

3.2 The Corvet Est Property

3.2.1 Property Description and Location

The Corvet Est property is located in the James Bay region, Province of Québec, Canada, 53 km south of LG-4 Airport. As at February 28, 2007, the property consists of 723 map-designated, adjacent claims totalling 37,092 hectares. These claims were held 100% by the Company

Pursuant to an agreement dated May 6, 2005, Goldcorp was granted the option to earn a 50% undivided interest in the Corvet Est Property and the Lac Eade Property in consideration for:

(i) Option payments totalling $90,000 on or before the second anniversary of the agreement ($25,000 received by Virginia in May 2005); and

(ii) Exploration expenditure totalling $4,000,000 before the 5 th anniversary of the agreement.

These two properties were merged to form the Corvet Est property.

3.2.2 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The property is accessible only by floatplane or helicopter. However, we can approach the property less than 50 kilometres by the James Bay road, via Matagami or Chibougamau, up to the junction of the Trans-Taïga road, at kilometric marker 544. This road is gravelled and open all year round, and leads to the Caniapicau reservoir. Two floatplane bases are located along this road: Cargair (at kilometric marker 285) and Mirage (at kilometric marker 358). The property is located 48 kilometres south of Cargair and 87 kilometres southwest of Mirage. An alternate way to reach the property is to charter a plane up to LG-4 Airport, at kilometric marker 300 on the Trans-Taïga road.

The topography of the property is moderate with elevations varying from 350 to 450 metres. Outcrops are numerous and the overburden is thinner by comparison with the surrounding region where the glacial cover dominates. The forest is irregular, has low density, and consists of black spruce and grey pine. Forest fires affected nearly 50% of the surface area of the property. In general, there is no snow and lakes are not frozen between June and October.

3.2.3 History

It appears that the area of the property never was the object of significant exploration work in the past.

3.2.4 Geological Setting

Rocks in the region are Archean-aged and part of the Superior Province. The most part of the property is invaded by a volcano-sedimentary sequence interpreted as being part of the Lac Guyer greenstone belt. It is composed of metabasalts interbedded of felsic volcanics and thin belts of metasediments. This unit is fault-contacted with metasediments of the Laguiche Group. Age dating done in the region gives an age of 2,749 My for the Guyer Belt and of <2,698 My for the Laguiche Group. Units are east west oriented with a steep dip to the north. Rocks are metamorphosed to the amphibolite facies.

For more details on the geological setting, the reader is referred to the 43-101 technical report entitled “ Technical Report on Summer 2006 Reconnaissance and Drilling Program - Corvet Est Project, Québec, January 2007 ” , prepared by Charles Perry, B.Sc., P. Eng., and filed on SEDAR (www.sedar.com) on March 2, 2007.

3.2.5 Exploration and Drilling

Prospecting and regional reconnaissance program conducted in the summers of 2002 and 2003 led to the discovery by Virginia of two significant gold structures called the Contact and Marco zones. Subsequent work carried out between the winter of 2004 and fall 2005 included basic prospecting, geological mapping, mechanical stripping, geophysical and geochemical surveys as well as three drilling programs. Work confirmed the potential of the Marco Zone, a plurimetric to decametric gold structure comprising several zones of finely disseminated sulphides (up to 10% arsenopyrite -pyrite-pyrrhotite), associated with microcline-tourmaline-garnet-biotite-magnetite alteration within felsic volcanics. The Marco Zone, traced over 1 kilometre laterally and to a depth of 350 metres, yielded several interesting intersections in drilling including 5.12 g/t Au over 13.4 metres, 10.10 g/t Au over 5.2 metres and 10.21 g/t Au over 3 metres. As for the Contact Zone, it produced irregular results and returned from time to time some mineralized intersection of interest. Surface work also led to the discovery of some other showings mineralized in gold, copper and/or molybdenum on the Corvet Est property and on the adjoining property Lac Eade, which is now part of the Corvet Est.

During the summer and fall of 2006, the Company undertook another exploration program that consisted of additional mapping and prospecting, of a till and ground sampling survey (horizon B) and most particularly a diamond drilling program of 9 holes totalling 2,971 metres. Drilling confirmed the extension towards the west of the Marco Zone where many economic intersections were obtained by drilling down to a vertical depth of 350  metres . Best results include 3.96 g/t Au over 7.75 metres (CE-06-52), 4.78 g/t Au over 5 metres (CE-06-53), 14.73 g/t Au over 1.9 metre (CE-06-54) and 3.85 g/t Au over 2.8 metres (CE-06-47). These results are very promising as a new lens of economic interest seems to take shape in the west extension of the M arco Zone. This lens is confirmed to a vertical depth of 350 metres and remains open laterally and at depth. The Marco Zone currently generates gold values in drilling over a lateral distance of more than 1,400 metres.

For more details on the geological setting, the reader is referred to the 43-101 technical report entitled “ Technical Report on Summer 2006 Reconnaissance and Drilling Program - Corvet Est Project, Québec, January 2007 ” , prepared by Charles Perry, B.Sc., P. Eng., and filed by the Company on SEDAR (www.sedar.com) on March 2, 2007.

3.2.6 Mineralization

The mineralization observed on the property is summarized in the previous section.

For a detailed description of the mineralization the reader is referred to the 43-101 technical report prepared by Charles Perry, B.Sc., P. Eng., entitled “ Technical Report on Summer 2006 Reconnaissance and Drilling Program - Corvet Est Project, Québec, January 2007 ” , prepared by Charles Perry, B.Sc., P. Eng., and filed by the Company on SEDAR (www.sedar.com) on March 2, 2007.

3.2.7 Sampling and Analysis

In 2004 Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Analyzed samples coming from channels or half-cores, with lengths varying from 0.5 to 1.5 metre, are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more.

3.2.8 Exploration and Development

A new drilling campaign of over 3000 metres is planned for the winter of 2007 to test in more detail the potential of the Marco Zone.

Expenditures for exploration work done by the Company are as follows:

  For the fiscal year ending February 28, 2006 $751
  For the fiscal year ending February 28, 2007 $1,262,624

3.3 The Poste Lemoyne Extension Property

3.3.1 Description and location of the propert

The Poste Lemoyne Extension project is located in the James Bay area, province of Quebec, at approximately 475 kilometres north-east of the town of Matagami and 10 kilometres west of the Hydro-Québec Poste Lemoyne substation on the Trans-Taïga road. The project consists of 211 map-designated claims covering 10,776.2 hectares or 107.76 km 2. The claims are 100% held by the Company and are subject to a 1% N.S.R. to Globestar Mining Company. The Company may buy back 0.5% N.S.R. for $500,000.

3.3.2 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The exploration camp is beside the Trans-Taïga gravel road at Kilometre 176.5. All supplies and fuel were freighted by truck from Radisson or Rouyn-Noranda to the camp. The region includes many lakes and rivers. The landscape is relatively flat with an altitude varying between 275 and 400 metres. The hydrographic network is oriented in a regular east-west direction, probably influenced by either glacial processes or faulted bedrock. Vegetation is typical of taiga including areas covered by forest and others devoid of trees. In some areas, bedrock outcrops are absent for many square kilometres because of the abundance of quaternary deposits and swamps.

3.3.3 History

It appears that in the past no significant work was done on the Poste Lemoyne Extension property. Prospecting and airborne geophysical surveys were carried out by Tyrone Mines Inc. (1959), Noranda Exploration Inc. (1972-1973) et the SES Group (1973-1976).

3.3.4 Geological setting

The Poste Lemoyne Extension property is located in the oriental portion of the Superior geological Province at the border of the La Grande and the Opinaca sub-provinces. The ages of those rocks vary from 2600 Ma to 3400 My and they have been deformed by the Kenorean orogeny between 2660 and 2720 Ma. The La Grande sub-province is a volcano-plutonic assemblage composed of an ancient tonalitic gneiss (2788 – 3360 My) and many volcano-sedimentary sequences from the Guyer group (2820 My). The Opinaca sub-province is a metasedimentary and plutonic sequence composed of wackes and biotite paragneiss from the Laguiche group and by many granitic to pegmatitic intrusions. In many places the contact between the two sub-province is a deformation corridor. On the property the Guyer group is composed mostly of basalts, wackes and iron formations with minor amounts of QFP intrusives.

For more details about the geological context of the property, the reader is referred to the 43-101 technical report entitled “ Technical Report and Recommendations, Fall 2006-Winter 2007, Drilling Program, Poste Lemoyne Extension Property, Québec, February 2007 ” prepared by Alain Cayer, M.Sc., P. Geo. and filed on February 28 2007 on SEDAR (www.sedar.com).

3.3.5 Exploration Work and Drilling

Following a heliborne geophysical survey, geological reconnaissance and prospecting led to the discovery in June 1998 of the Orfée Zone (up to 82.2 g/t Au) in the southern sector of the property. A work program including line cutting, ground magnetic and Max-Min surveys, detailed mapping, mechanical stripping, and channelling was completed during summer and fall 1998 and was followed by a first drill campaign of 7 holes for 1142 metres. Holes drilled under the Orfée showing have returned very interesting values going up to 6.14 g/t Au over 5.0 metres. Other mapping and trenching programs were carried out during fall 2000 and 2001 and allowed to follow the mineralization of the Orfée Zone, almost continuously, laterally on a distance of over 125 metres. Mineralization consists mainly of disseminated, and in stockworks sulphides (up to 20% pyrrhotite-pyrite-arsenopyrite) within a plurimetric thick deformation corridor oriented ESE-WNW, affecting siliceous sediments and oxide-silicate iron formation.

This surface work was followed by two diamond drilling campaigns consisting of 60 holes totalling 9,591 metres from January 2002 to March 2003. The holes tested the Orfée Zone over a lateral distance of 400 metres and down to a 350-metre vertical depth. Many geophysical and geological targets were also evaluated along the structural corridor which hosts the Orfée Zone. At the end of work, a geostatical modelisation and a first resource evaluation were made by an independent qualified person, Mr. Christian D’Amours, according to CIM standards on mineral resources and reserves definition and National Instrument 43-101 Standards of Disclosure for Mineral Projects. U sing a minimal width of 3 metres and an upper cutting level of 90 g/t Au, resources of the Orfée Zone are established at 203,483 tonnes grading 14.5 g/t Au ( 94,853 ounces), including 88,588 tonnes grading 9.44 g/t Au ( 26,886 ounces measured) and 114,895 tonnes grading 18.4 g/t Au ( 67,967 ounces inferred) (D’Amours, mars 2000 – press release of April 8, 2003). There was no additional study done as for the economic viability of these resources.

An additional drilling program (18 holes for 3,132 metres) was conducted in the December 2003 to February 2004 period. One of the main objectives of the program was to test more systematically a major zone of flexure along the regional structural corridor, similar to the one hosting the Orfée Zone and located 500 metres east of the Orfée Zone. These holes have allowed to define a large auriferous structure developed in a sequence of basalts/greywackes/ banded iron formation, mineralized principally with pyrrhotite. This structure, now called Orfée Est, has returned several metric to decametric drill intersections with subeconomic gold grades, within a large anomalous halo.

A diamond drill program of 12 holes totalling 3,929 metres was conducted in fall 2006 to winter 2007. Five holes ( 2 286 metres) were directly aimed at the Orfée gold zone to a maximum depth of 460 metres and the seven remaining holes have investigated the Orfée Est gold zone laterally over 225 metres and to a maximum depth of 200 metres. Drilling in the Orfée area extended the vertical continuity of the high-grade zone by an extra 60 metres to a depth of 310 metres with an intersection grading 28.73 g/t Au / 2 metres (UC). However results obtained at vertical depths of 350 metres to 460 metres suggest that the high-grade zone is no longer present at these depths or that the plunge has changed significantly. The recent holes drilled in the Orfée Est gold zone confirmed its continuity to a vertical depth of nearly 200 metres and prolonged its lateral extension towards the east over an additional distance of 125 metres. These holes yielded several large intersections very anomalous in gold including, on many occasions, intervals grading 1 g/t Au or more, over thicknesses of 15 to 25 metres. Furthermore, some holes intersected metric intervals with higher grades up to 57.36 g/t Au over 1 metre.

Complete results of the fall 2006- winter 2007 drill campaign are presented in the 43-101 technical report entitled “ Technical Report and Recommendations, Fall 2006-Winter 2007, Drilling Program, Poste Lemoyne Extension Property, Québec, February 2007” , prepared by Alain Cayer, M. Sc., P. Geo. and filed on February 28, 2007, on SEDAR (www.sedar.com).

3.3.6 Mineralization

Mineralization observed on the property has been summarily described in the previous section.

For a more detailed description of the mineralization, the reader is referred to the 43-101 technical report entitled “ Technical Report and Recommendations, Fall 2006-Winter 2007, Drilling Program, Poste Lemoyne Extension Property, Québec, February 2007” , prepared by Alain Cayer, M.Sc., P. Geo. and filed on February 28, 2007, on SEDAR (www.sedar.com).

3.3.7 Sampling and Assays

In 2004 Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Analyzed samples coming from channels or half-cores, with lengths varying from 0.5 to 1.5 metre, are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more.

3.3.8 Exploration and Development

In the winter of 2007, the Company conducted an IP geophysical survey covering a vast area on the property, including the Orfée and Orfée Est zones. A new diamond drilling program has also been initiated to continue the evaluation of the Orfée Est Zone and to test many other geophysical and geochemical targets.

Expenditures for exploration work done by the Company are as follows:

  For the fiscal year ending February 28, 2006 $11,473
  For the fiscal year ending February 28, 2007 $641,905

ITEM IV – DIVIDEND

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company’s financial needs to found its exploration programs and its future financial growth and any other factor that the board deem necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

ITEM V – CAPITAL STRUCTURE

The Company’s authorized capital stock is made up of an unlimited number of common shares without par value, of which, as of February 28, 2007, a total of 26,425,698 shares are issued or in circulation. Each common share confers upon the bearer the right to one vote at all shareholders’ meetings, to receive all dividends associated with this class of shares as declared by the Company, and upon the dissolution of the Company, the bearer is entitled to receive, along with other shareholders, a share of the Company’s assets, proportional to his/her holdings.

ITEM VI – STOCK MARKET FOR THE TRADING OF SHARES

The shares of the Company are listed on the Toronto Stock Exchange (symbol VGQ) since April 05, 2006.

Trading Price and Volume

The table below represents the variations in the stock price during the period of April 5, 2006, to February 28, 2007.

2006	Low ($)	High ($)	Volume (#)
April	3.76	5.10
7,657,448

May	3.76	4.78
4,959,480

June	3.30	4.45
2,042,404

July	3.68	4.25
1,589,355

August	3.85	4.19
446,963

September	3.46	4.15
655,689

October	3.30	4.44
909,488

November	3.60	4.14
789,926

December	3.98	4.49
1,523,792

2007
January	3.95	6.10
1,897,140

February	5.62	6.83
2,903,948

Total
25,375,633

ITEM VII – E SCROWED SHARES

 There are no escrowed shares.

ITEM VIII – RISK FACTORS

  8.1 Industry Conditions

The exploration for and development of mineral deposits involve significant risks and while the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. All of the Company’s properties are in the exploration stage and the

Company is presently not exploiting any of its properties and its future success will depend on its capacity to generate revenues from an exploited property.

The discovery of mineral deposits depends on a number of factors, including the professional qualification of its personnel in charge of exploration. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. In the event that the Company wishes to commercially exploit one of its properties, the exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration and development of mineral deposits. Mining operations generally involve a high degree of risk, including unusual and unexpected geology formations.

There can be no guarantee that sufficient quantities of minerals will be discovered or that one of the Company’s properties will reach the commercial production stage. Few properties that are explored are ultimately developed into producing mines. If the Company discovers profitable mineralization, the Company does not have sufficient financial means to bring a producing mine into operation. Considering that the Company has no properties with proven reserves and considering the aforementioned risk factors, it is unlikely that the Company develop a profitable commercial operation in the near future.

8.2 Regulatory Matters

The Company’s mining activities are subject to governmental regulation. These activities can be affected at various levels by governmental regulation governing prospecting and development, price control, taxes, labour standards and occupational health, expropriation, mine safety, toxic substances, environmental protection and other matters. An excessive supply of certain minerals may arise from time to time due to the absence of a market for said minerals and to restrictions on exports.

 Exploration and commercialization are subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of wastewater and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively rehabilitate mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents. A violation of these laws may result in the imposition of substantial fines and other penalties.

8.3 Permits, Licences and Approvals

The operations of the Company require licences and permits from various governmental authorities. The Company believes it holds or is in the process of obtaining all necessary licences and permits to carry on the activities, which it is currently conducting under applicable laws and regulations. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Company will be able to obtain all necessary licences and permits that may be required to maintain its mining activities, construct mines or milling facilities and commence operations of any of its exploration properties. In addition, if the Company proceeds to production on any exploration property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to obtain such permits and licences or that it will be able to comply with any such conditions.

8.4 Title to Property

Although the Company has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company’s interests in its properties.

8.5 Competition

The Company’s activities are directed towards the exploration, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company will result in discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

8.6 Dependence on Management

The Company is dependent on certain members of management, particularly its President and its Vice-president. The loss of their services could adversely affect the Company. Investors must rely on the Company’s directors and those who are unwilling to do so should refrain from investing in the Company.

Management of the Company rests with a few key employees, the loss of any of whom could have a detrimental effect on the Company’s operations.

8.7 Conflicts of Interest

Certain directors and officers of the Company also serve as directors and officers of other companies involved in natural resource exploration and development; consequently, there is a possibility that such directors and officers will be in a position of conflict of interest. Any decision made by such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors and officers may have a material conflict of interest.

8.8 Commercialization

The commercialization of minerals depends on a number of factors that are independent from the Company’s desire to proceed with said commercialization. These factors include market fluctuations and governmental regulations concerning prices, taxes, fees, authorized production, imports and exports. The exact effect of these factors cannot be accurately evaluated.

8.9 Uninsured Hazards

The Company could be held responsible for certain events including environmental pollution, cave-ins or other hazards against which a Company such as Virginia cannot ensure or against which it may elect not to ensure, taking into consideration the importance of the premiums or other reasons. The payment of amounts relating to liability of the aforementioned hazards could cause the loss of the Company’s assets.

8.10 Land Claims

At the present time, none of the properties in which the Company has an interest or an option to acquire an interest is the subject of an aboriginal land claim. However, no assurance can be provided that such will not be the case in the future.

ITEM IX – DIRECTORS AND OFFICERS

The following table lists the Company’s Directors and Officers as of February 28, 2007.

Name and residence	Principal occupation	Director or Officer since	Number of shares	%
André Gaumond Lac Beauport (Qc)	President and CEO of the Company	November 30, 2005	796,826	3.02
André Lemire (1) (2) Westmount (Qc)	President of Lemvest Inc.	November 30, 2005	129,051	0.49
Paul Archer St-Augustin-de-Desmaures (Qc)	Vice-President, Exploration and Acquisitions, for the Company	March 23, 2006	100,000	0.38
Claude St-Jacques (2) Sillery (Qc)	Chairman of the Board of Directors of S.E.M. Vior inc.	November 30, 2005	66,625	0.25
Mario Jacob (1) (2) Ste-Foy (Qc)	President of Maximus Capital Inc.	November 30, 2005	3,500	0.0 1
Edmond Legault (1) (2) St-Sauveur (Qc)	Mining Consultant	November 30, 2005	0	0
Gaétan Mercier Beauport (Qc)	CFO and Secretary of the Company	March 23, 2006	14,186	0.05

(1) Member of the Audit Committee
(2) Member of the Remuneration Committee

9.1 Biographical Notes

André Gaumond is President and Chief Executive Officer and Director of the Company since November 30, 2005 and was President and Chief Executive Officer and Director of Virginia Gold Mines Inc. from June 1, 1996 to March 31, 2006. He was President and Director of the Old Virginia Gold Mines from 1992 to 1996 and of Exploration Diabior Inc. from 1993 to 1996 both companies merged in June 1996). A graduate in Geological Engineering, he received a degree from Laval University and a M.Sc. in Economic Geology from the École Polytechnique in Montréal. From 1981 to 1987, he worked as a consultant for various mining companies after which, from 1987 to 1989, he was a mining analyst for various brokerage firms, and in particular Pemberton Securities Inc., Saumier Morrison & Associés Ltée, and Midland Walwyn Capital Inc. In 1989, he joined Groupe Corpomin Inc. as a technical and financial advisor. In January 1993, he became a Director of S.E.M. Vior Inc. Mr. Gaumond was President of the Association des prospecteurs du Québec for the year ended September 30, 1996.

André Lemire is Director of the Company since November 30, 2005, and was Director of Virginia Gold Mines Inc. from June 1, 1996 to March 31, 2006. He was Director of the Old Virginia Gold Mines Inc. from 1993 to 1996 and of Exploration Diabior Inc. from 1989 to 1996 (both companies merged in June 1996). Mr. Lemire has a degree in Economics from the University of Ottawa. From 1972 to 1990, he held various executive positions with the brokerage firm of Lévesque Beaubien Geoffrion Inc., notably Executive Vice-President and member of the Board of Directors. From February 1990 to January 1995, he was President and Director of Operations for Marleau, Lemire Securities Inc. In January 1995, he became Co-Chairman of the board of Marleau, Lemire Securities Inc. and President of Marleau Lemire Inc. Mr. Lemire was also the Governor of the Montréal Stock Exchange for the period of 1994 to 1996. He is currently President of Lemvest Inc. a private holding company.

 Paul Archer is Vice-President, Exploration and Acquisitions since March 23, 2006, and was Vice-President, Exploration and Acquisitions of Virginia Gold Mines Inc. from June 1, 1996, to March 31, 2006. Mr. Archer is a geological engineer with a master degree in Earth Sciences and has 25 years experience in the mining industry and more specifically in Archean gold and base metal exploration. He has brought his experience to various mining companies such as Shell Minerals, Noranda, Northgate Explorations, Westminer Canada, and more recently to SOQUEM, where he was General Manager for northern Québec between February 1993 and March 1996. He was President of the Association des prospecteurs du Québec from September 1996 to September 1998.

.

Claude St-Jacques is a Director of the Company since November 30, 2005, and was a Director of Virginia Gold Mines Inc. from June 3, 1996 to March 31, 2006. He was Director of the Old Virginia Gold Mines Inc. from 1986 to 1996 and of Exploration Diabior Inc. from 1989 to 1996 (both companies merged in June 1996). He graduated from Laval University in 1982 and has been involved in the mining industry ever since. Mr. St-Jacques was General Manager of the Association des Prospecteurs du Québec from 1982 to 1984. He is Chairman of the Board of Société d’exploration minière Vior inc., a company traded on the TSX Venture.

Mario Jacob is a Director of the Company since November 30, 2005, and was a Director of Virginia Gold Mines Inc. from June 21, 2005 to March 31, 2006. He is president and director of Maximus Capital Inc., a consulting company in business financing and corporate reorganization. He is a lawyer and a member of the Québec Bar since 1995. He is also director and corporate secretary of Power Tech Company Inc. Mr. Jacob was president and director of Dufort Capital Inc., a capital pool company, now called Groupe Odésia Inc. following its qualifying transaction. Mr. Jacob was director and secretary of Les Investissements Rasa Inc., another capital pool company now called Fortsum Inc. and of SLC Capital Inc. now called Conporec Inc. He was Vice-President and director of LBJ Partenaires Inc., a private management company from October 2000 to October 2004. He was also an associate of Flynn, Rivard avocats from January 1996 to October 2000. He was the Corporate Secretary of Ressources Plexmar Inc. from January 2002 to February 2005 and of Lyrtech Inc. from August 2000 to June 2001.

Edmond Legault is a mining consultant. He is a Director of the Company since November 30, 2005, and was a Director of Virginia Gold Mines Inc. from November 21, 2004 to March 31, 2006.. Form 1966 to 1974, Mr. Legault worked as Mine Superintendent at St. Lawrence Colombium in Oka. From 1974 to 1978, he was sales manager, Eastern Canada for U&N Equipment of Toronto. From 1978 to 1982, he joined the Québec Metal Mining Association as Director of Technical Services. From 1982 to 1986, he acted as Mine Manager at the Selbaie Mine. From 1987 to 1992 he was appointed as Vice-President and Director of operations for Richmont Mine Inc. From 1993 to 1998 he acted as Vice-President Operations of Procoloro Resources Inc., a junior mining company, while acting as President of two-subsidiaries of Procoloro Resources Inc., namely: Procoloro Colombia Inc. in Colombia and Lamid Inc. in Panama. Since 1999, Mr. Legault has been semi-retired and works as a mining consultant. Mr. Legault also sat on the board of some junior mining companies. Known for his commitment to mine safety, he received several awards for his achievements. He also served the technology by participating in the development of new equipment with specific use in the mining fields.

Gaétan Mercier has been Chief Financial Officer and Secretary of the Company since March 23, 2006, and was Chief Financial Officer and Secretary of Virginia Gold Mines Inc. from December 2000 to March 31, 2006. He was the Controller of the Old Virginia Gold Mines from June 1996 to November 2000. He was also Controller of Old Virginia and Diabior Exploration from 1989 until the amalgamation of these two companies to form the Company in 1996. He is currently Treasurer of Vior S.E.M. From 1983 to 1989, Mr. Mercier was Chief Accountant for Maranda Labrecque Ltée. He holds a Bachelor of Administration from Laval University in Québec City.

9.2 Corporate Cease Trading or Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of shares to materially affect control of the Company is, as of the date hereof, or has been within the ten years prior to the date hereof, a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

  Was the subject of a cease trading order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
  Was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  Became, or within a year of a director or executive officer ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

9.3 Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of shares to materially affect control of the Company, has:

  Been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or
  Been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

9.4 Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of shares to materially affect control of the Company, or a personal holding company of any such persons has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

9.5 Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company, and a director or officer of the Company or a subsidiary of the Company.

ITEM X – PROMOTERS

Mr. André Gaumond is considered to be the promoter of Company due to his involvement in the Company and his management role. Mr. Gaumond held or exercised control over 796,826 common shares of the Company (approximately 3.02% of the Company’s shares issued and outstanding).

Mincor Québec Inc., a company wholly owned by Mr. André Gaumond, receives payments for various services, which are detailed in the Company’s management information circular.

ITEM XI – AUDIT COMMITTEE INFORMATION

11.1 The Audit Committee Charter

A copy of the Audit Committee Charter is attached to this Annual Information Form as Schedule A.

11.2 Composition of the Audit Committee

The members of the Audit Committee are André Lemire, Mario Jacob and Edmond Legault. All members are financially literate and independent members of the audit committee, as such terms are defined in Multilateral Instrument 52-110 Audit Committees (“MI 52- 110”).

11.3 Relevant Education Experience

Mr. André Lemire, president of the Audit Committee, got his degree in Economics from the Ottawa University. Mr. Lemire was also the Governor of the Montréal Stock Exchange for the period of 1994 to 1996.

Mr. Mario Jacob is a lawyer by profession; however his practice has always been related to business financing.  He has undertaken additional training with the specific objective of understanding all aspects of corporate finance.  To this end, he successfully completed  the course offered by the Real Estate Board that led to his certification as a real estate agent.  This training included all aspects related to the reading and understanding of the financial statements of a Company.  He also successfully completed the "Understanding and Analysis of Financial Statements" course offered by the Bar of Quebec. He has all the necessary requirements to carry out his role on the audit committee.

Mr. Edmond Legault, completed courses in Business Management. He does not have any other relevant education but his numerous years of experience at the upper management level with major mining companies are assets to this committee.

11.4 Reliance on Certain Exemptions

At no time since the commencement of the Company’s financial year ended February 28, 2007, has the Company relied on the exemption provided under sections 2.4, 3.2, 3.3, 3.4, 3.5 or 3.6 of MI 52-110 or an exemption granted under Part 8 of MI 52-110 (Quebec).

11.5 External Auditor Service Fees

The following table sets forth the fees paid to PricewaterhouseCoopers, chartered accountants, the Company’s external auditors for services rendered for the fiscal years 2007 and 2006.

Services	2007	2006
Audit fees
$69,436

$87,034

Fees related to the audit
$57,660

$64,780

Tax fees
$97,185 (1)

$130,448 (2)

All other fees
–

$6,166 (3)

TOTAL
$224,281

$288,428

(1) Includes work done with regard to the Annual Information Form, to income tax credit and to the Goldcorp transaction.
(2) Includes fiscal work related to the reorganization of the Company.
(3) Includes services rended for the issuing of warrants.

  ITEM XII – LEGAL PROCEEDINGS

There are no legal proceedings to which the Company is a party, or to which any of its properties are subject, nor are there any such proceedings known or contemplated, that are of a material nature.

ITEM XIII – INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The information concerning the Interest of Management and Others in Material Transactions can be found in the Company’s Information Circular which was sent to shareholders in connection with the annual shareholders meeting of the Company held on June 21, 2007. A copy of the Information Circular can be found at www.sedar.com.

ITEM XIV – REGISTRAR AND TRANSFERT AGENT

The registrar and transfer agent of the Company is CIBC Mellon TrustCompany, which maintains, on a year-round basis, the shareholder register at its offices located at 2001 University Street, Suite 1600 , Montreal, QC H3A 2A6 .

ITEM XV – MATERIAL CONTRACTS

 Over the fiscal year ended on February 28, 2007, the Company entered into an important agreement, which was exceptional to its normal activities: the Plan of Arrangement dated December 15, 2005, between Goldcorp, Virginia and New the Company, as amended and restated on February 17, 2006.

ITEM XVI – ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, Corporate Governance, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Management Information Circular prepared in connection with the Company’s Annual and Special Meeting of Shareholders to be held on June 21, 2007. Additional financial information is provided in the Company’s financial statements and MD&A for the fiscal year ended February 28, 2007. A copy of such documents may be obtained, upon request, from the Chief Financial Officer of the Company.

Upon request, the Company will provide you with:

  One copy of the Company’s Annual Information Form, together with one copy of any document, or the pertinent pages of any document incorporated by reference in the Annual Information Form;
  One copy of the Company’s comparative financial statements for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor, and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;
  One copy of the Management Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and
  When securities of the Company are in the course of a distribution pursuant to a short form prospectus or preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus not otherwise referred to herein

SCHEDULE A
AUDIT COMMITTEE CHARTER

1. Goals and general objectives

 The audit committee members are selected among the board of directors of Virginia Mines Inc. (the “Company”). The Audit Committee (the “Committee”) assists the board or directors (the “Board”) in fulfilling its oversight responsibilities for:

  the integrity of the Company’s financial statements;
  the Company’s compliance with legal and regulatory requirements;
  the independent auditor’s qualifications and independence;
  the performance of the Company’s independent auditors and internal audit function;
  the Company’s system of disclosure controls and procedures, internal controls over financial reporting and compliance with ethical standards adopted by the Company.

Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures, and practices at all levels. In exercising its functions, the Committee maintains open communication among the Board, the management as well as with the internal and external auditors.

2. Powers

The Board authorizes the Committee to investigate into any matters within the scope of its responsibilities and is empowered to:

  ask for information when needed to:
    all employees (and all employees are directed to cooperate when the Committee makes a request).
    third parties.
  obtain legal or other counsel from outside professionals; and
  invite, when deemed necessary, the directors of the Company to participate in meetings.

The Company will provide appropriate funding, as determined by the Committee, for compensation to the independent auditor, to any advisors that the Committee chooses to engage, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3. Organization

Members

3.1 The Committee is comprised of three (3) members, all of whom do not hold any direct management position within the Company and those members are named by the Board .

Each committee member will be a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director.

3.2 All members must be financially literate. The definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues than can reasonably be expected to be raised by the Company’s financial statements. The Board will determine whether at least one member of the committee qualifies as an “audit committee financial expert” in compliance with the criteria established by the SEC. The existence of such a member, including his or her name and whether or not he or she is independent, will be disclosed in periodic filings as required by the SEC. Committee members are encouraged to enhance their familiarity with finance and accounting by participating in educational programs, including those conducted by the Company or outside consultants.

3.3 The mandate of the members is for one year, automatically renewable, unless otherwise instructed or upon resignation. Unless a chairperson is elected by the full board, the members of the committee may designate a chairperson by majority vote.

3.4 Quorum for all meetings will be two members.

3.5 The secretary of the Committee will be the Company secretary or any other person nominated by the Committee.

Attendance in meetings

3.6 If deemed necessary, the Committee may invite other people (such as the Chief Executive Officer, the Treasurer and the head of the internal auditing function) to participate in the meetings.

3.7 A part of its responsibility to foster open communication, the committee will meet periodically with management, the head of the internal auditing function, and the independent auditor in separate executive sessions and when appropriate to present their reports.

3.8 The Committee will meet periodically as required to fulfill its obligations either telephonically or by other means. Special meetings may be held when needed either telephonically or by other means.

3.9 Each regularly scheduled meeting will conclude with an executive session of the Committee absent members of management.

 3.10 Brief minutes of each meeting must be recorded.

4. Roles and responsibilities

In the scope of its mandate, the Committee:

4.1 reviews this charter periodically, at least annually, and recommend to the Board any necessary amendments.

4.2 must periodically report on the results of examination of the business and makes recommendations to the Board.

External Audit

4.3 The Committee establishes methods to ensure the independence and qualifications of the external auditor, namely:

i) recommends to the Board the external auditor to be named for the audit; the nomination will be put forward for approval to the shareholders at the annual meeting;

ii) ensures that the external auditor operates independently from the Board and the Committee. It could recommend, if required, the dismissal of the external auditor;

iii) must examine yearly and discuss the external auditor’s report, detailing all elements that could have an effect upon its independence, and including all services performed and fees submitted by the external auditors. The auditor could be invited to participate in this discussion, if necessary;

iv) when a change of auditors is foreseen, examines all questions related to this change, notably those relative to information that must contain a notice of change of auditor as promulgated by applicable rules and regulations, and the steps that must be followed to permit an orderly transition;

v)whether or not a change in auditors is foreseen, examines systematically the events to declare conforming to those rules and regulations (disagreements, questions out of order and consultations);

vi) examines and approves the hiring policies for employees or former employees of the independent auditor;

Other

i) The external auditor reports directly to the Committee.

ii) The auditor’s report should be used to evaluate the independent auditor’s qualifications, performance, and independence. Furthermore, will review the experience and qualifications of the lead partner and other senior members of the independent audit team each year and determines that all partner rotation requirements, as promulgated by applicable rules and regulations, are executed. The Committee will also consider whether there should be rotation of the firm itself.

iii) The Committee oversees the resolution of disagreements between management and the external auditor if they arise;

iv) Since some services provided by the auditor are not incompatible with their independence or the appearance of such independence, the Committee reviews and pre-approves both audit and non-audit services to be provided by the independent auditor. The authority to grant pre-approvals may be delegated to one or more designated members of the Committee whose decisions will be presented to the full Committee at its next regularly scheduled meeting. Approval of non-audit services will be disclosed to investors in periodic reports.

Financial Information

4.4 The Committee supervises the process of the audit, establishes the means and the disclosure of the financial information, in particular:

i) the instigation of an internal control system, surveillance of the system’s application, the review of the integrity of the organization’s financial reporting processes and internal control structure and the verification of the accuracy of the financial information to be divulged;

ii) meets with the independent auditor and management to discuss the annual audited financial statements and quarterly financial statements, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operation”, the Form 20-F/40-F and any other filing with regulatory authorities or press release related to the financial results;

iii) reviews all documents with financial information, verified or not, before their publication;

iv) reviews the audit plan with the external auditor and management;

v) examines, along with management and the external auditor, the proposed changes relative to general accounting principals and critical accounting policies, examine the impact of risks and uncertainties as well as management’s estimates and important decisions that could have a significant effect on the financial information. The Committee will discuss all alternatives treatments that have been discussed with management;

vi) questions the management and the external auditor on important issues pertaining to financial information that has been discussed during the course of the last fiscal period, and suggests solutions. The Committee will also discuss the schedule of unadjusted differences;

vii) studies problems encountered by the external auditor during the audit, in particular those arising because of restrictions imposed by management or on significant accounting questions where there is disagreement with management;

viii) reviews the annual financial statements and the external auditor’s report and obtains explanations from management on all significant differences compared to other periods;

ix) examines the post-audit letter or the letter of recommendations from the external auditor as well as management’s response and the actions taken in reaction to the recommendations;

x) where applicable, reviews management’s assertion on its assessment of the effectiveness of internal control as of the end of the most recent fiscal year, examines the external auditor’s evaluation of internal controls as well as the response of management;

xi) reviews the treasurer’s reports, management’s response and the actions taken in reaction to the recommendations;

xii) reviews the nomination of the person in management responsible for financial matters and that of all other persons with similar functions who participate in the process of the disclosure of financial information;

xiii) reviews that adequate procedures are in place to review Company’s public disclosure of financial information extracted or derived from its financial statements and periodically assesses the adequacy of those procedures;

xiv) keeps informed, trough the external and internal auditors, of any weakness in the systems that could cause errors or deficiencies in financial reporting or deviations form the accounting policies of the Company or from applicable laws and regulations;

xv) reviews the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the financial statements of the Company;

xvi) reviews and approves all related-party transactions, defined as those transactions required to be disclosed.

Complaints

4.5 Establishes procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters.

4.6 Establishes procedures for the confidential, anonymous submission by Company employees regarding questionable accounting or auditing matters.

Code of Ethics

 4.7 Establishes, reviews, and updates periodically a code of business conduct and ethics and determines whether management has established a system to enforce this code. Determines whether the code is in compliance with all applicable rules and regulations.

4.8 Reviews management’s monitoring of the Company’s compliance with its code of business conduct and ethics, and determines whether management has the proper review system in place such that the Company’s financial information disseminated to governmental organizations and the public satisfy legal requirements.

Internal Audit

4.9 The Committee:

i) reviews the activities of the internal auditing services;
ii) reviews and approves the internal auditor’s mandate;
iii) reviews with the independent auditor, the internal auditing department, and management the extent to which changes or improvements in financial or accounting practices have been implemented;
iv) periodically reviews with the internal audit director any significant difficulties, disagreements with management, or scope restrictions encountered in the course of the function’s work.

Other

 4.10 Reviews, with the Company’s counsel, legal compliance matters, including corporate securities trading policies.

4.11 Reviews, with the Company’s counsel, any legal matter that could have a significant impact on the Company’s financial statements.

4.12 Discusses policies with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process as well as the Company’s major financial risk exposures and the steps management has undertaken to control them.

4.13 Conducts an annual performance assessment relative to the Committee’s purpose, duties, and responsibilities outlined herein.

4.14 Prepares Committee’s report to be included in the Company’s annual proxy statement, as required by SEC Regulations.

4.15 Performs any other activities consistent with this charter, the Company’s bylaws, and governing law, as the Board deems necessary or appropriate.